Exhibit 99.1

17 January 2011	For analyst and media enquiries please
call Sean O’Sullivan on: (02) 8274 5239
ASIC proceedings
James Hardie Industries SE (the Company) notes the announcement on 14 January 2011 by the Australian Securities & Investment Commission (ASIC) that it has filed applications for special leave to appeal to the High Court of Australia concerning the recent decision of the New South Wales Court of Appeal in the proceedings involving the former James Hardie non-executive directors and the former company secretary and general counsel, Peter Shafron. The Company also notes that applications for special leave to appeal have been filed separately by former executives Peter Shafron and Phillip Morley. The Company has not made an application for special leave to appeal.
The Company does not propose to comment further upon the decisions or applications for special leave to appeal.
Background
In February 2007, ASIC commenced civil proceedings in the Supreme Court of New South Wales against the Company, ABN60 and ten then-present or former executives and directors of the James Hardie Group in relation to the creation and funding of the Medical Research and Compensation Foundation (MRCF) in February 2001. While the subject matter of the allegations varied between individual defendants, the allegations against the Company were ultimately confined to alleged contraventions of provisions of the Australian Corporations Act relating to continuous disclosure and engaging in misleading or deceptive conduct in respect of a security.
The proceedings commenced on 29 September 2008 before his Honour Justice Gzell. On 23 April 2009, Justice Gzell delivered judgment, making certain findings against the Company and the ten former officers and directors of the Company. All defendants other than two commenced appeals from Justice Gzell’s judgment, and ASIC responded by commencing cross-appeals from the judgment. The appeals brought by the former directors and executives were heard in April 2010 and the appeal brought by the Company was heard in May 2010. On 17 December 2010, the New South Wales Court of Appeal delivered its judgments. The Court of Appeal dismissed the Company’s appeal and ASIC’s cross-appeal and ordered that the Company pay 90% of the costs incurred by ASIC in respect of the Company’s appeal. The Court of Appeal allowed the appeals of the seven former non-executive directors against the findings of contravention that had been made against them, overturning the finding of the trial judge that the directors had approved a misleading draft ASX announcement at a Board meeting in February 2001 relating to the MRCF’s establishment. The Court of Appeal dismissed the appeal by Phillip Morley and ASIC’s related cross appeal and in part allowed Peter Shafron’s appeal and the related ASIC cross appeal.
Depending upon the outcome of the special leave applications, subsequent appeals and cross-appeals, further or different findings may be made as to the liability of each defendant-appellant, any banning orders, fines payable, and as to the costs of the appeals and the first instance proceedings that the Company may become liable for under indemnities.
James Hardie Industries SE, ARBN 097 829 895
Incorporated in Ireland, with registered office at Second Floor, Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland and registered number 485719. The liability of its members is limited.

As with the first instance and Court of Appeal proceedings, the Company will pay some of the costs relating to the further appeals, with the remaining costs being met by third parties. The Company notes that other recoveries may be available, including as a result of successful appeals or repayments by former directors and officers in accordance with the terms of their indemnities.
It is the Company’s policy to expense legal costs as incurred. Losses and expenses arising from the ASIC proceedings could have a material adverse effect on the Company’s financial position, liquidity, results of operations and cash flows.
As a result of the above uncertainties, it is not presently possible for the Company to estimate the amount or range of amounts, including costs that it might become liable to pay as a consequence of the appeal proceedings. As the Company has not made an application for special leave to appeal, the court proceedings with respect to the Company have concluded. The ultimate resolution of cost orders in relation to the Company is outstanding. The Company will provide an update on ASIC related matters at the time it announces its fiscal year 2011 third quarter results, on 18 February 2011.
END
Media/Analyst Enquiries:
Sean O’Sullivan — Vice President, Investor and Media Relations

Telephone:	+61 2 8274 5239
Email:	media@jameshardie.com.au
James Hardie Industries SE, ARBN 097 829 895
Incorporated in Ireland, with registered office at Second Floor, Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland and registered number 485719. The liability of its members is limited.

Disclaimer
This company statement contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in the annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include:
•	statements about the Company’s future performance;

•	projections of the Company’s results of operations or financial condition;

•	statements regarding the Company’s plans, objectives or goals, including those relating to its strategies, initiatives, competition, acquisitions, dispositions and/or its products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants;

•	expectations that the Company’s credit facilities will be extended or renewed;

•	expectations concerning dividend payments;

•	statements concerning the Company’s corporate and tax domiciles and potential changes to them, including potential tax charges;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements as to the possible consequences of proceedings brought against the Company and certain of its former directors and officers by the ASIC;

•	expectations about the timing and amount of contributions to the AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations;

•	statements about product or environmental liabilities; and

•	statements about economic conditions, such as the levels of new home construction, unemployment levels, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates and consumer confidence.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause the Company’s actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Key Information — Risk Factors” beginning on page 6 of the Form 20-F filed with the US Securities and Exchange Commission on 30 June 2010, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF, any shortfall in the AICF and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; seasonal fluctuations in the demand for our products; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of research and development efforts; the potential that competitors could copy our products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the Company’s transfer of its corporate domicile from The Netherlands to Ireland to become an Irish SE including employee relations, changes in corporate governance, potential tax benefits and the effect of any negative publicity; currency exchange risks; the concentration of the Company’s customer base on large format retail customers, distributors and dealers; the effect of natural disasters; changes in the Company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the Company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The Company cautions that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions.
James Hardie Industries SE, ARBN 097 829 895
Incorporated in Ireland, with registered office at Second Floor, Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland and registered number 485719. The liability of its members is limited.